SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                                Metricom, Inc.
                               (Name of Issuer)

                Common Stock and 8% Convertible Bond due 2003
                        (Title of Class of Securities)

                                  591596-10-1
                                (CUSIP Number)

                              Brian L. Blomquist
                       7711 Carondelet Ave.,Suite 700
                             St. Louis, MO 63105
                                (314) 727-5305
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               March 11, 1999
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      This Amendment No. 5 to Schedule 13D is being filed by Ryback Management Corporation, a Michigan corporation ("Ryback") in order to amend
Item 5 in its entirety and to report that as of March 11, 1999, Ryback no longer is the owner of five or more percent of the Issuer's securities.
Item 5 is hereby amended to read as follows:

Item 5. Interest in Securities of the Issuer.

(a)   The Trust, through one of its separate series, Lindner Dividend
Fund, beneficially owns 746,391.510 shares of Stock (approximately 3.95% of the outstanding shares of Common Stock, taking into account the shares issuable on conversion of the Convertible Debentures).

(b) In its capacity as investment adviser for the Trust, Ryback exercises sole voting and dispositive power over the shares owned by the Trust, and therefore may be deemed to be the beneficial owner of all such shares.

(c) During the sixty days immediately preceding the date of this filing, the Trust has engaged in the following transactions with respect to the Issuer's Common Stock (including shares resulting from bond conversions), all of which were broker transactions executed on the open marker:

            Transaction    Number of     Price/Rate
Date           Type         Shares       Per Share      Consideration
----      -----------      ---------     ---------      -------------
3/11/99   Sale(8% Bond)    103,092.75      8.875          $915,000
3/29/99   Sale(8% Bond)     68,728.50      8.730          $600,000
4/12/99   Sale(8% Bond)     43,986.24      9.243          $406,565
4/16/99   Sale(8% Bond)     68,728.50      8.730          $600,000


(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock held by the Trust.

(e) The Reporting Persons described in this Schedule have ceased to be beneficial owners of more than 5% of the outstanding shares of Stock on or about March 11, 1999.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ BRIAN L. BLOMQUIST
----------------------------
Brian L. Blomquist
Executive Vice President
Ryback Management Corporation
Lindner Investments

Date:  April 30, 1999